UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                       to
Commission File Number 000-21767
A. Full title of plan and the address of the plan, if different from that of the issuer named below:
VIASAT, INC. 401(K) PROFIT SHARING PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable.

Item 3.	Not applicable.

Item 4.	The ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Attached hereto are the audited financial statements and related schedules of the Plan for the fiscal year ended March 31, 2010, which have been prepared in accordance with the financial reporting requirements of ERISA.
Exhibits.
     The Exhibit Index on page 14 is incorporated herein by reference as the list of exhibits required as part of this report

VIASAT, INC. 401(k) PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AS OF MARCH 31, 2010 AND 2009, AND FOR THE FISCAL YEAR ENDED MARCH 31, 2010
All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Plan Administrator of the ViaSat, Inc. 401(k) Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the ViaSat, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of March 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the fiscal year ended March 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2010 and 2009, and the changes in net assets available for benefits for the fiscal year ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of March 31, 2010, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.
/s/ KIECKHAFER, SCHIFFER & COMPANY LLP

Irvine, California
September 24, 2010

VIASAT, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MARCH 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments (at fair value):
Mutual funds	$88,775,853	$50,230,874
Common/collective trusts	38,476,556	31,086,338
ViaSat, Inc. common stock	5,501,914	—
Participant loans	2,524,932	2,089,548
Self-directed brokerage account	53,216	—
Interest-bearing cash	3,893	—

Total investments	135,336,364	83,406,760

Receivables:
Employer contributions	5,096,202	5,090,473
Employee contributions	52,461	530,342

Total receivables	5,148,663	5,620,815

Net assets reflecting all investments at fair value	140,485,027	89,027,575

Adjustment from fair value to contract value for fully benefit-responsive investment contracts in common/collective trust	722,598	928,495

NET ASSETS AVAILABLE FOR BENEFITS	$141,207,625	$89,956,070

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Interest income	$143,508
Dividend income	1,308,076
Net appreciation in contract value of fully benefit-responsive investment contracts	591,741
Net appreciation in fair value of all investments that are not fully benefit-responsive investment contracts	32,677,945

Total investment income	34,721,270

Contributions:
Employer	5,096,202
Employee	13,808,993
Rollover	934,114

Total contributions	19,839,309

Total additions	54,560,579

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	3,302,526
Administrative expenses	10,243

Total deductions	3,312,769

NET INCREASE BEFORE TRANSFER OF ASSETS INTO THE PLAN	51,247,810

TRANSFER OF ASSETS INTO THE PLAN	3,745

Net increase	51,251,555

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of the year	89,956,070

End of the year	$141,207,625

The accompanying notes are an integral part of these financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
1.	Description of Plan
The following description of the ViaSat, Inc. 401(k) Profit Sharing Plan, (as amended to date, the “Plan”), provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings and profit sharing plan sponsored by ViaSat, Inc. (the “Company”) or (the “Employer”) to encourage and assist eligible employees of the Company and its designated subsidiaries to adopt a regular program of savings to provide additional security for retirement. The Plan was originally effective on January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective April 1, 2009, Wells Fargo Trust Company ( “Wells Fargo”) was removed as trustee of the Plan and at the same time JP Morgan Chase Bank N.A. (“JP Morgan”) was appointed to act as a non-discretionary successor trustee of the trust established as part of the Plan. JP Morgan as trustee is authorized to hold the assets of the trust under the terms of the Trust Agreement.

Effective June 9, 2009, employer stock was added as a permitted investment option for participants.

On December 15, 2009, the Company acquired WildBlue Holdings, Inc. (“WildBlue”). Employees of WildBlue became eligible to participate in the Plan effective February 1, 2010.

Administration

The Plan is administered by the Company and its Board of Directors. The Plan’s trustee is JP Morgan as of March 31, 2010. The Plan’s trustee was Wells Fargo as of March 31, 2009. The Company’s Board of Directors has the discretion to appoint or remove any trustee or agent of the Plan. The trustee has the full power to administer the Plan and apply all of its provisions on behalf of the Company’s Board of Directors.

Eligibility

To be eligible to participate in the Plan, an employee must be age 18 or older. In addition, in order to be eligible to receive employer contributions, an employee must have completed three months of service.

Contributions

Participants may contribute to the Plan on a pre-tax basis and/or on an after tax Roth basis subject to Internal Revenue Code (the “Code”) limitations. In addition, participants who will be at least age 50 by the end of the tax year may make an additional “catch-up” contribution as prescribed by the Code. Participants may change their elective deferrals any time during the Plan fiscal year.

The Company may, at its discretion, make matching contributions to the Plan in the form of cash or the Company’s common stock. During the fiscal year ended March 31, 2010, the Company elected to make matching contributions of 50% of each employee’s pre-tax and after tax Roth contributions not to exceed 10% of the employee’s eligible compensation. Deferrals made in the first 90 days of an employee’s employment are not included in the matching contribution calculation, but an employee’s eligible compensation for the entire fiscal year is taken into consideration for purposes of determining the maximum match. Matching contributions are accrued in the period in which the Plan administrator is reasonably certain of its occurrence.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
If the match is made with Company’s common stock, participants have the option to transfer all or part of those amounts into any other investments available under the Plan. The employer matching contributions receivable of $5,096,202 as of March 31, 2010, was paid in June of 2010 with the Company’s common stock.

Additionally, the Plan allows for discretionary profit sharing contributions and qualified non-elective contributions (“QNEC”) by the Company. For the fiscal year ended March 31, 2010, there were no discretionary profit sharing contributions or QNEC contributions made.

Rollover contributions meeting certain guidelines detailed in the Plan document may be made to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Participants direct the investment of their Plan accounts among a variety of investments options. Participants may change their elections, including the Company common stock, on a daily basis. Plan earnings (losses) from investments are allocated to the participant account balances on a daily basis using a weighted-average of participant account balances.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Participants vest in Company matching and profit sharing contributions as follows:

Years of Vesting Service	Vested Percentage
Less than 2 years	0%
2 but less than 3 years	20%
3 but less than 4 years	40%
4 but less than 5 years	60%
5 but less than 6 years	80%
6 or more years	100%
Additionally, participants become 100% vested in Company contributions upon death, disability, upon reaching the later of age 65 or the fifth anniversary of joining the Plan, or upon reaching the age of 55 and completion of 10 years of service.
Forfeitures
Amounts forfeited by terminated employees are first used to pay expenses of the Plan and then to reduce the Company matching contributions. As of March 31, 2010, forfeited non-vested accounts totaled $536,520 all of which was allocated and later on, in June of 2010, used for the 2010 employer matching contributions. As of March 31, 2009, forfeited non-vested accounts totaled $193,953.
Payment of Benefits
Prior to termination of employment, a participant may withdraw all or any portion of their rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document. Upon retirement or other termination of employment, participants or their beneficiaries are entitled to receive their vested balances in a lump sum distribution or installment payments. Involuntary cash-out distributions of amounts greater than $1,000 are distributed in the form of a direct rollover to an individual retirement plan designated by the Plan administrator.
Loans to Participants
Participants are eligible to borrow the lesser of $50,000 or 50% of their vested account balance subject to certain limitations outlined in the Plan. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at inception of the loan plus 1%. Principal and interest is paid ratably through payroll deductions. At March 31, 2010, loans outstanding bear interest between 4.25% and 9.25%.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
If an active participant discontinues making loan payments and fails to make payments when they are due under the terms of the loan, the loan will be considered in default. Under certain circumstances, as indicated in the Plan, a loan that is in default may be deemed a distribution from the Plan and will be included in the Statements of Changes in Net Assets Available for Benefits.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants become 100% vested in their accounts.
Investment Options
Upon enrollment into the Plan, a participant may direct employer and participant contributions into any of several investment options, including the ViaSat, Inc. Common Stock Fund and self-directed brokerage accounts. A participant may transfer amounts from other investment options into the ViaSat, Inc. Common Stock Fund, provided that no transfer will cause more than 20% of a participant’s account to be invested in the ViaSat, Inc. Common Stock Fund.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The Plan follows accounting standards set by the Financial Accounting Standards Board (the “FASB”), which establishes generally accepted accounting principles (“GAAP”) that are followed in reporting the statements of net assets and statement of changes in net assets. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. References to GAAP issued by the FASB in these notes are to the FASB Accounting Standards Codification, referred to as the Codification or ASC. The Codification, which became effective in September 2009, replaced and incorporated (but did not change) accounting guidance previously issued by various accounting sources through specific pronouncements.
Investment Valuation and Income Recognition
The Plan follows the fair value measurement and disclosure requirements of ASC 820. ASC 820 defines fair value as the exchange price that would be received for the asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability. The Plan’s investments are recorded at fair value. See Note 4 – Fair Value Measurements below for further information on the valuation of investments.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, fully benefit-responsive funds (JP Morgan Stable Asset Income Fund and the Wells Fargo Collective Stable Return Fund) are included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
Administrative Expenses
Administrative expenses of the Plan may be paid by the Company and are not intended to be reimbursed by the Plan. Certain costs are incurred as transactions occur. These costs are included in the price of investments bought and/or sold and are not separately quantifiable.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair values of certain investments. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan assets are invested in a variety of investments. Investment securities are exposed to various risks, including foreign currency exchange rate risk, interest rate risk, market risk, and credit risk. The Plan’s investment options also include a stable return fund, which is a general obligation of the issuer. As such, performance under this contract is dependent on the financial wherewithal of the issuer and deterioration in the financial condition of the issuer will increase the likelihood of nonperformance of the issuer’s obligations. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in investment values may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Recent Accounting Pronouncements
During fiscal year 2010, the Plan adopted the required new accounting standard related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased as well as identifying transactions that are not orderly. The accounting standard provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly for fair value measurements. The adoption of the accounting standard did not have a material impact on the Plan’s financial results.
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC 820, Fair Value Measurements and Disclosures, by adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements, and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. Management is currently evaluating the impact ASU No. 2010-06 will have on the Plan’s financial statements.
Subsequent Events
The Plan has evaluated subsequent events and determined that no significant events have occurred requiring adjustments to the financial statements or disclosures.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
3.	Investments
The Plan’s investments are held by JP Morgan as of March 31, 2010 and by Wells Fargo as of March 31, 2009. The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets at fair value as of March 31, 2010 and 2009:

	2010	2009
American Century Growth-Inst	$9,663,680	$—
Columbia Midcap Index Fund-Z	8,512,621	—
Delaware Emerging Markets-Inst	9,925,908	4,740,026
JP Morgan Small Cap Equity	10,495,704	—
JP Morgan Stable Asset Income Fund	22,167,931	—
Natixis Loomis Sayles Inv	11,301,538	—
SSgA S&P 500 Index Fund	16,308,625	—
T. Rowe Price Science & Technology Fund	—	4,959,966
Wells Fargo Advantage Specialized Tech-A	9,499,028	—
Wells Fargo Collective Stable Return Fund	—	21,178,539
Wells Fargo S&P500 Index Fund	—	5,711,806
For the fiscal year ended March 31, 2010, the Plan’s investments (including gains and losses bought and sold, as well as held during the year) appreciated in value as follows:

2010
Mutual funds	$28,244,654
Common/collective trusts	3,654,634
Company’s common stock	1,369,423
Self-directed brokerage account	975

$33,269,686

4.	Fair Value Measurements
ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value (these are often based on internal models and there is rarely a two-way market). Level 3 assets primarily consist of participant loans based on unobservable inputs required for valuation.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Investments held in the Plan primarily consist of mutual funds, common/collective trust, a money market (interest bearing cash), the Company’s common stock and participant loans. These assets are recorded at fair value on a recurring basis. Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used as of March 31, 2010 and 2009.
Mutual funds: Valued at the closing net asset value reported on the last business day of the fiscal year end based on quoted market prices available on an active market.
Common/collective trusts: Valued based on the market value of its underlying investments. The fund contains wrapper contracts comprised of both underlying investments and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active and non-active markets.
As of March 31, 2010, the common/collective trust consisted of the JP Morgan Stable Asset Income Fund and the State Street Global Advisors (SSgA) S&P 500 Index Fund. As of March 31, 2009, the common/collective trust consisted of the Wells Fargo S&P 500 Index Fund, the Wells Fargo S&P Midcap Index Fund and the Wells Fargo Collective Stable Return Fund.
The JP Morgan Stable Asset Income Fund is a fully benefit-responsive fund/contract holding wrapper contracts in order to manage the market risk and return of certain securities held by the JP Morgan Stable Asset Income Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the investment contract and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses. The overall effective yield and crediting interest rate for the fund was approximately 3.37% and 2.45%, respectively, for fiscal year 2010. The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate.
The Wells Fargo Collective Stable Return Fund is a fully benefit-responsive fund/contract. The overall effective average-yield and crediting interest rate for the fund was approximately 3.55% and 4.10%, respectively, for fiscal year 2009.
Company common stock: Investments in securities (common stock) traded on a national securities exchange are valued at the last reported sales price on the last business day of the fiscal year.
Participant loans: Valued at amortized cost, which approximates fair value.
Interest bearing cash: Short-term money market instruments are valued at cost, which approximates fair value based on quoted market prices available on an active market.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan administrator believes these valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
The following table sets forth by level, within the fair value hierarchy, the Plans assets at fair value as of March 31, 2010.

	Level 1	Level 2	Level 3	Total
Mutual funds:
Blend	$14,367,052	$—	$—	$14,367,052
Bond	11,301,538	—	—	11,301,538
Emerging markets	9,925,908	—	—	9,925,908
Government	4,425,930	—	—	4,425,930
Growth	20,521,587	—	—	20,521,587
Target	10,822,799	—	—	10,822,799
Technology	9,499,028	—	—	9,499,028
Value	7,912,011	—	—	7,912,011

Total mutual funds	88,775,853	—	—	88,775,853
Common/collective trusts	—	38,476,556	—	38,476,556
ViaSat, Inc. common stock	5,501,914	—	—	5,501,914
Interest bearing cash	3,893	—	—	3,893
Self-directed brokerage account	—	53,216	—	53,216
Participant loans	—	—	2,524,932	2,524,932

Total assets at fair value	$94,281,660	$38,529,772	$2,524,932	$135,336,364

The following table sets forth by level, within the fair value hierarchy, the Plans assets at fair value as of March 31, 2009.

	Level 1	Level 2	Level 3	Total
Mutual funds	$50,230,874	$—	$—	$50,230,874
Common/collective trusts	—	31,086,338	—	31,086,338
Participant loans	—	—	2,089,548	2,089,548

Total assets at fair value	$50,230,874	$31,086,338	$2,089,548	$83,406,760

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 assets using significant unobservable inputs for the fiscal year ended March 31, 2010:

Participant
loans
Balance as of March 31, 2009	$2,089,548
Realized gains (losses)	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements (net)	435,384

Balance as of March 31, 2010	$2,524,932

VIASAT, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED MARCH 31, 2010
5.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of March 31, 2010 and 2009, to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$141,207,625	$89,956,070

Employer contributions receivable	—	(5,090,473)
Employee contributions receivable	—	(530,342)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(722,598)	—

Net assets available for benefits per the Form 5500	$140,485,027	$84,335,255

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the fiscal year ended March 31, 2010, to the Form 5500:

Net increase before transfer of assets into the plan in net assets available for benefits per the financial statements	$51,247,810

2009 employer contributions receivable	5,090,473
2009 employee contributions receivable	530,342
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(722,598)

Net increase in net assets available for benefits per the Form 5500	$56,146,027

6.	Party-In-Interest Transactions
A party-in-interest is defined as a fiduciary or employee of the Plan, any person who provides service to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee organization, or a relative of such persons mentioned.
Certain Plan investment options are sponsored by JP Morgan, the trustee of the Plan. Therefore, any transaction executed with JP Morgan qualifies as a party-in-interest transaction.
In addition, the Plan sponsor, ViaSat, Inc., is a party-in-interest. However, there were no transactions with the Plan sponsor other than funding contributions.
7.	Tax Status
The Plan is a prototype 401(k) plan document designed by JP Morgan and relies on the blanket favorable opinion received by JP Morgan for this prototype plan dated March 31, 2008. The opinion indicates that the prototype plan has been reviewed by the Internal Revenue Service and was found to be a qualified plan under Section 401(k) and thus exempt from federal income taxes under the provisions of Section 401(a). The Plan has been amended since receiving the opinion letter, however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan is qualified and tax exempt as of the date of the financial statements.

VIASAT, INC. 401(k) PROFIT SHARING PLAN
(Plan Number 001, Sponsor EIN Number 33-0174996)
Schedule H,Part IV, line 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF MARCH 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,	Description of		Current
	Lessor or Similar Party	Investment	Cost	Value
	Mutual Funds:
	Dodge & Cox	DG & COX STK	**	$3,629,173
	American Funds	Europac Growth	**	5,854,431
	Columbia	Midcap Index Fund – Z	**	8,512,621
	American Century	Growth-Inst	**	9,663,680
*	JP Morgan	Mid Cap Growth-Select	**	362,203
*	JP Morgan	Small Cap Equity	**	10,495,704
*	JP Morgan	JPM Mid Cap Value-Select	**	4,282,838
	Delaware	Emerging Markets-Inst	**	9,925,908
	T. Rowe Price	GNMA Fund	**	4,425,930
	Wells Fargo Advantage	Specialized Tech-A	**	9,499,028
	Wells Fargo Advantage	Target Today	**	262,373
	Wells Fargo Advantage	Target 2010	**	1,364,725
	Wells Fargo Advantage	Target 2020	**	3,031,003
	Wells Fargo Advantage	Target 2030	**	3,558,407
	Wells Fargo Advantage	Target 2040	**	2,029,740
	Wells Fargo Advantage	Target 2050	**	576,551
	Natixis	Loomis Sayles Inv	**	11,301,538

				88,775,853

	Common/Collective Trusts
*	JP Morgan	Stable Asset Income Fund	**	22,167,931	***
	State Street Global Advisors (SSgA)	S&P 500 Index Fund	**	16,308,625

				38,476,556

	Employer Common Stock
*	ViaSat, Inc.	Employer Common Stock	**	5,501,914

				5,501,914

	Interest Bearing Cash
*	JP Morgan	Money Market	**	3,893

				3,893

	Self-Directed Brokerage Account
*	Chase	CISC Brokerage	**	53,216

				53,216

*	Participant Loans	4.25% - 9.25% Maturing through 2040	**	2,524,932

				2,524,932

	Total investments			$135,336,364

*	Party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.
The accompanying notes are an integral part of this supplemental schedule.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

VIASAT, INC. 401(K) PROFIT SHARING PLAN
	By:	VIASAT, INC., the Plan Administrator

Date: September 24 2010	By:	/s/ Ronald G. Wangerin
Ronald G. Wangerin
Vice President and Chief Financial Officer and the Plan Administrator’s Designee

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

23.1	Consent of Kieckhafer, Schiffer & Company LLP, independent accountant